FILED BY PEOPLESOFT, INC. PURSUANT TO RULE 425
UNDER THE SECURITIES ACT OF 1933 AND DEEMED
FILED PURSUANT TO RULE 14a-12 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
SUBJECT COMPANY: J.D. EDWARDS & COMPANY
COMMISSION FILE NO. 000-23091

For Immediate Release

PeopleSoft Files Hart-Scott-Rodino Premerger Notification

PLEASANTON, Calif. — June 11, 2003 — PeopleSoft, Inc. (NASDAQ: PSFT) today filed notification with the U.S. Department of Justice and the Federal Trade Commission of its intention to acquire J.D. Edwards & Company (NASDAQ: JDEC), in compliance with the Premerger Notification requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

PeopleSoft announced on June 2, 2003 a definitive agreement to acquire J.D. Edwards, creating the world’s second largest enterprise applications software company.

About PeopleSoft

PeopleSoft (NASDAQ: PSFT) is the world’s leading provider of application software for the real-time enterprise. PeopleSoft pure internet software enables organizations to reduce costs and increase productivity by directly connecting customers, suppliers, partners and employees to business processes on-line, in real time. PeopleSoft’s integrated, best-in-class applications include Customer Relationship Management, Supply Chain Management, Human Capital Management, Financial Management and Application Integration. Today more than 5,100 organizations in 140 countries run on PeopleSoft software. For more information, visit us at www.peoplesoft.com.

Forward Looking Statements

Statements made in this press release that state the Company’s or management’s intentions, beliefs, expectations, or predictions for the future are forward-looking statements. Readers are cautioned that these statements are only predictions and may differ materially from actual future events or results. The specific forward-looking statements relate to such matters as the Company’s competitive position and its market acceptance of existing products and services, and its projected financial performance. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. These risks, assumptions and uncertainties include: economic and political conditions in the U.S. and abroad; the ability to complete and deliver products and services within currently estimated time frames and budgets; the ability to manage expenses effectively; the ability to achieve revenues from products and services that are under development; competitive and pricing pressures; and other risks referenced from time to time in the Company’s filings with the Securities and Exchange Commission. Please refer to the Company’s current annual report on Form 10-K and subsequent filings on Form 10Q for more information on the risk factors that could cause actual results to differ.

This press release was issued by PeopleSoft, Inc. on June 11, 2003. PeopleSoft stockholders should read PeopleSoft’s Solicitation/Recommendation Statement on Schedule 14D-9, to be filed shortly with the Securities and Exchange Commission. The Company also intends to file a registration statement on Form S-4 and proxy materials with the SEC shortly with respect to the proposed acquisition of J.D. Edwards & Company pursuant to the Agreement and Plan of Merger dated June 1, 2003 among the Company, J.D. Edwards & Company, and Jersey Acquisition Corporation, a wholly-owned subsidiary of the Company. Stockholders should read these documents and any amendments or supplements thereto when they become available because they contain important information. Copies of such documents may be obtained without charge at the SEC’s website at www.sec.gov.

The directors, certain executive officers and other employees and representatives of the Company may be deemed to be participants in the solicitation of proxies in connection with special meetings of stockholders which may be scheduled in connection with obtaining any necessary stockholder approvals relating to the proposed acquisition of J.D. Edwards & Company. Information regarding such participants will be included in the proxy solicitation materials described above when they are filed.

Contacts:

Lori Varlas
Investor Relations
PeopleSoft Inc.
(877) 528-7413
lori_varlas@peoplesoft.com

Dee Anna McPherson
PeopleSoft Inc.
(925) 694-4112 (voice)
deeanna_mcpherson@peoplesoft.com

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